NEWS RELEASE

Brascan Sells C$2 Billion of Common Shares of Falconbridge
 Limited

Toronto, August 15, 2005 -Brascan Corporation (NYSE/TSX: BNN), today announced that it has sold, through its subsidiary Brascade Corporation (TSX:BCA.PR.B), approximately 73.1 million common shares of Falconbridge Limited (NYSE/TSX: FAL) at C$28.00 per share to Xstrata plc for total proceeds of approximately C$2 billion (approximately US$1.7 billion)

Proceeds from the sale were US$1.327 billion of cash and US$375 million of convertible debentures of Xstrata plc. The debentures have a coupon of 4% and are convertible into 12.1 million shares of Xstrata for a period of 12 years.

Brascan expects the transaction will result in a pre-tax gain of approximately US$750 million that will be reported in the third quarter. In aggregate, the gains reported on the sale of Falconbridge shares in the past six months total approximately US$1.3 billion before tax, and resulted in proceeds to Brascan of approximately US$2.7 billion. Brascan continues to own US$570 million of Falconbridge junior preferred shares.

Bruce Flatt commented that “this completes our strategy of monetizing our resource investments, and enables us to continue to move forward on our transformation of Brascan into a global specialist asset manager”.

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Brascan Corporation is a global specialist asset manager. Focused on property, power and infrastructure assets, the Company has approximately $40 billion of assets under management, including 70 premier office properties and 130 power generating plants. The company is inter-listed on the New York and Toronto stock exchanges. For more information, please visit our web site at www.brascancorp.com.

For further information please contact:

Katherine C. Vyse
Senior Vice-President
Investor Relations and Communications
Tel: 416-369-8246
e-mail: kvyse@brascancorp.com

Note: This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.